JPMORGAN CHASE & CO.

Filed Pursuant to Rule 433
Registration No.333-146731
Dated: April 16, 2009

Pricing Term Sheet

This term sheet supplements the information set forth under "Description of the Notes" in the Prospectus Supplement, subject to completion, dated April 16, 2009 to the Prospectus dated October 16, 2007.
Issuer:	JPMorgan Chase & Co.
Security:	6.30% Notes due 2019
Ratings:	Aa3/A+/AA-
Currency:	USD
Size:	$3,000,000,000
Security Type:	SEC Registered Senior Notes. The Notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.
Maturity:	April 23, 2019
Coupon:	6.30%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	2.750% US Treasury due 02/19
Spread to Benchmark Treasury:	+350 bps
Benchmark Treasury Spot and Yield:	99-13; 2.819%
Price to Public:	99.861% of face amount
Yield to maturity:	6.319%
Proceeds (Before Expenses) to Issuer:	$2,982,330,000 (99.411%)
Interest Payment Dates:	April 23 and October 23 of each year, commencing October 23, 2009
Trade Date:	April 16, 2009
Settlement Date:	April 23, 2009 (T+5)
Denominations	$2,000 x $1,000
CUSIP/ISIN:	46625HHL7 / US46625HHL78
Sole Bookrunner:	J.P. Morgan Securities Inc.
Co-Managers:	Blaylock Robert Van, LLC The Williams Capital Group, L.P.

Settlement Period: The closing will occur on April 23, 2009, which will be more than three U.S. business days after the date of this pricing supplement. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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